Exhibit 99.1

 For immediate release

SUPER BOWL XLVII CAPS SEASON OF SUCCESSFUL NFL GLOBAL
DISTRIBUTION WITH RRSAT

RRsat provided NFL with the distribution of
the 2012-2013 season to Europe and Asia

Airport City Business Park, Israel – February 20, 2013 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive digital content management and global distribution services to the television and radio broadcasting industries, announced today that it has successfully wrapped up distribution of the 2012-13 NFL regular season games and playoffs to Europe and Asia including a live broadcast of the memorable 2013 Super Bowl.

In November 2012, RRsat acquired SM2 Sports & Media Solutions, a premier provider of international sports distribution and syndication services, and took over the main responsibility for delivering the NFL’s regular season games, playoffs, Pro Bowl and Super Bowl throughout Asia and Europe via its satellite and fiber networks.

During the regular season, RRsat delivered up to eight simultaneous games every Sunday, as well as Monday Night Football and Thursday Night Football. During the 2012-2013 playoffs, RRsat delivered all games to Europe and Asia followed by the Pro Bowl and Super Bowl XLVII. The advantage of the RRsat solution was providing the NFL with complete Dolby audio remapping and very high data rates on both satellite and fiber for all their HD games.

“RRsat’s end-to-end solution allowed the NFL to deliver high quality, HD transmissions of season and postseason games to millions of fans across the world in real time, with 28 audio versions tailored for each market,” said Jeff Lombardi, Director of International Production Operations, NFL Films.

“RRsat is proud to have provided a live sports delivery solution that enabled the NFL to transmit the complete season of its iconic games, as well as the Super Bowl, to viewers worldwide in real time,” said Avi Cohen, CEO of RRsat. "We look forward to helping the NFL expand the international reach of both its season and postseason games. Our flexible infrastructure and advanced solutions proved equal to the rigorous demands of broadcasting the most exciting US sports event of the year to fans throughout the world.”

About NFL Films
For more information visit NFL Films at www.nflfilms.com

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide.  RRsat also offers contribution services for sports, news and events.  In addition, more than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Information in this press release concerning NFL Films is based on information provided by NFL Films and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011 and our Current Reports on Form 6-K.

Company Contact Information: Miki Hakak, Head of Marketing Tel: +972 3 9280808 marketing@RRsat.com	Investor Relations Contacts: Brett Maas, Hayden Tel: +1 646 5367331 Brett@haydenir.com